INVEST IN HOBBYDB

Built and Owned by Collectors like you


hobbydb
Built & Owned by Collectors Like You.

hobbydb.com Superior CO

Technology Marketplace Ecommerce Consumer Goods

LEAD INVESTOR

Isaac Thomas Owner of Popsgaloreandmore.com

As a dedicated Member of hobbyDB and PPG for many years, I know this is the right team to make this business a true success. Their vision, dedication, and hustle continue to inspire me and I know that there are only exciting things to come for hobbyDB. The hobbyDB App is the absolute best tool out there to manage my collection and I've continued to have success selling on the hobbyDB marketplace. When you combine the community's best resource plus the giant market size, it's the perfect opportunity to invest.

Invested $5,000 this round & $1,000 previously

Highlights

1. We believe we are poised to conquer an underserved, $500B market comprised of 75 million collectors
2. hobbyDB is home to 580,000 collectors who have collections worth $5.7 Billion
3. Our App continues to grow with more than 200,000 Downloads and a 4.8 rating on iOS.
4. Funko is profitable for us, representing an annual contribution of $420,000, growing 68% YoY.
5. Backed by industry veterans including folks from Disney, Hot Wheels, and Collectors Universe
6. We power the Databases and Price Guides behind brands such as Funko and Hard Rock International
7. CEO ran the largest set of collector forums & founded the biggest European eBay business w/ $40M GMV

Our Team



Christian Braun Collector of Collectors & CEO

Ran the world's largest set of forums for collectors and founded the biggest eBay business in Europe. Financed his MBA by selling collectibles and worked for Bain & Company and GE Capital.

Collectibles is a completely underserved, $500 billion market comprised of 75 million collectors. This market is ripe for disruption and with more than 80 years of combined experience, we know how to build THE resource for collectors that will become the next eBay/Etsy of the future.



Alexandra Lindsay Connector of Collectors & Marketing

Built a large ancestry community/SAAS business, acquired by a top three genealogy site. Worked for Forrester.



Christopher Caruk Crafter for Collectors & Development

More than 40 years in technology, the last 25 years in executive positions.

For collectors, by collectors like you.

Every collection, no matter how big or small, begins the day you bring that very

Whether you love Funko, Superman, Disney, Hard Rock, Hot Wheels, Scientific Instruments, or another classic, we know that everyone is a fan of something.


FanMerch
500 Billion
Super Mario
Funko
Licensed
$292 Billion
Ford
Lost in Space
Collectible
$225 Billion

At an impressive 500 Billion market valuation, the collectibles space continues to gain traction in multiple segments. Sneakers and trading cards are among a handful of genres that have carved or re-carved their own respective niches recently within the collectibles industry. But these "only" account for roughly $13 billion of the collectibles market. That means all the attention right now is focused on less than 4% of the whole addressable market in collectibles.

That's what makes us special. At hobbyDB, we cast our net throughout the entire collecting universe. Our goal is to cover everything from the most popular to the most obscure items ever collected, and provide the tools that you need to manage your ever growing collection.

Powered by a passionate community and giant database, hobbyDB is the place

fans and collectors throughout the galaxy can call home.


Funko
Hard Rock
CAFE
COLLECTOR
Hot Wheels

Here you will find the internet's ultimate Funko price guide alongside the No. 1 data resource for Hard Rock Cafe Pins and the largest home for Hot Wheels collectors (to name just a few of our burgeoning communities).

Traction since our last Crowdfunding

The hobbyDB App is Taking Off

If you're looking for an easy way to add items to your collection or perform quick in-store research while on the road, the hobbyDB App is the perfect tool for every collector. More than 200,000 collectors have downloaded the App, taking advantage of its barcode scanning technology. In fact, hobbyDB App downloads have increased 102 percent within the last month alone!


App downloads
iOS
Android
# of Downloads
200,000
50,000
0
Jan '22
Mar '22
May '22
Jul '22
Sep '22
Nov '22
Month
hobbyDB

Funko Profitability Grew by 68%

Our Funko segment continues to grow in profitability, representing an annual contribution of $420,000. That is $11.70 per Funko database entry. If we can replicate this with the rest of our segments, and earn half of that or even only $1 per database item, we will become the most valuable business in the FanMerch segment.


Funko Income (per SKU)
Monthly P&L for Funko
Income
Direct Income $16,300
Network Advertising $8,400
Data Sale $15,200
= $39,900
Variant Costs
3rd Party Costs $2,900
Customer Service $1,200
Data $800
= $4,900
Monthly Contribution $35,000
hobbyDB

New Revenue Streams for hobbyDB and our Community

Collection Sales - Life happens. Perhaps you need to scale back, have lost interest, or could use a few extra bucks in your pocket. Other times, we need a convenient way to handle the collection of a loved one who has passed away. Thanks to recent upgrades to the Marketplace, we're now offering the ability to sell entire collections, lots or individual lists in one transaction. Read more here...

Coming in early January 2023, we've built the technology to offer our marketplace sellers more options for how to sell. These include: Auctions (starting in the first part of January) and the launch of the Shopify App (for those larger sellers out there looking to expand their audience).

Adding Grading to hobbyDB

Getting into Grading Services was not a decision we took lightly. And when our community asks, we answer. In November, we announced a new GEM-MT 10 affiliation with the grading service PSA.


PSA

Read more about that here.

Adding another 35,000 Hot Wheels Listings to the hobbyDB Marketplace

A proud member of the hobbyDB family of brands, TTP has been a reliable marketplace for diecast and model cars for more than 24 years (and has been creating some exciting Custom models over the years – you can find them here).





With the new TTP comes 17,312 new members including 678 current Sellers that are offering items for Sale (mostly model cars but also some Action Figures, POPs, Comics etc).

New segments join hobbyDB while others continue to grow

Database Items and Price Points grew tremendously this year (all part of our Museum of the World Vision)! We're at a massive 688,461 Database Items, 96,410 Subject Pages and 5.5M Prices in the Price Guide

Database Milestones Hit in 2022

- 100,000 Hard Rock Cafe Collectibles
- 200,000+ model cars documented
- New Category: Autographed NFL, MLB and NASCAR Helmets
- 7,782 new Funko items including hundreds of autographed variants

Transforming the collecting experience - Our Product Vision for the Future

As our community knows, we're more than just a huge database. With the investment that we raise, we have exciting plans for every other facet of the site that collectors like to call home.



Make hobbyDB the #1 Collector App

With excellent reviews especially from our iOS users, we're well on our way to becoming the highest ranked collector app. We'll be upgrading the App in the near future, including the addition of image matching software. Simply snap a picture of your item, and if it's in the database, you'll then be able to see the value, add it to your collection or post for sale.

Supercharge the Price Guide

hobbyDB and PPG have long been known as the number one price guides for several collectible segments, and we're quickly expanding into more and more. We are ready to build out more price guide features such as separating out graded items and adding prices to every collectible condition. Check out our thoughts on adding graded items to the guide here.

An all New Marketplace Experience

2023 is the year that we focus on making hobbyDB THE shopping destination for everything collectible. This means adding better tools for our marketplace sellers, launching our Shopify Integration, adding more third party affiliate integrations, and amping up our collection selling program.

Add Even More Data

We're working hard to reach our huge goal of 100 Billion Collectibles on hobbyDB! Check out the databases that are currently in line here.

Our Community is our Differentiator



What makes hobbyDB different are the thousands of community members who passionately add their expertise to the site every day. It's no small feat to build a database and price guide of every collectible ever made, but with the help of our passionate Squad and community, we are well on our way.

Also essential to our success, our Advisory Council, which is comprised of 2 Guinness Book Record Holders, 12 Museums Curators/Owners, Editors of Magazines, Presidents of Clubs and Owners of database websites, blogs or forums.

Check out all of our industry supporters that have already invested in hobbyDB -


Owned by Key Members of the
Collecting Industry
Adam Goldberg
Andrew Hill
Andy Goodman
Anita Smith
Anthony Castro
Arthur Ward
Brendon Veluskey
Bruce Pascal
Bryan Benedict
Christian Falkensteiner
Christopher Gast
Cletus Seldin
Danny B Draper
Dave Gilbert
Derryl DeFriest
Dov Kelemer
Fabio Di Pane Masi
Isaac Thomas
Jennifer Milhollin
Jim Cowen
Jim Garbaczewski
John A Kuvakas
John Hamm
John Smoke
Kevin Feely


Klaus Brandhorst
Larry Wood
Lee Biars
Manny Ruiz
Mac Ragan
Matt Oldweiler
Matthew Richter
Missy Voshell
Mike Horn
Nat Turner
Paul Deardorff
Paul Scardino
Richard Gottlieb
Robert Graves
Sergio Goldvarg
Tom Dimberger
Wayne Winsett
William Taylor
Zachary Fisher
Jim Bur
Simon Elford
hobbydb

This ability to document every kind of collectible sets us apart with a competitive advantage over other collectible companies.


Showing patent numbers for PEZ dispensers
Capturing every detail for comics
hobbydb


Showing everything related to a person
Showing everything related to a brand
hobbydb

Open images in a new tab to zoom in!

We build the database segment by segment, working with folks from every part of the collectible galaxy.


Segment
by segment
poppriceguide
16,400 Funko Products
65,000 Hard Rock Pins
24,000 Hot Wheels
4,300 Model Cars in 1/18 Scale
hugada.net
55,000 Video Games
132,000 Action Figures

Now is your opportunity to get a foot in the door of that industry that annually generates $500 billion.

It's been our dream since Day One to allow our members and the community to own a part of (and hopefully benefit from) the resource that they helped to build. So when crowdfunding became available, we knew that it was the right choice for our community.

We're opening our doors to collectors worldwide and giving you the opportunity to own a piece of hobbyDB and its family of brands (including Pop Price Guide and The Toy Peddler). It used to be that investing in awesome projects and great teams making cool things (and potentially lots of $$$) was just for the top 1%. But now, thanks to the JOBS Act, EVERYONE gets the opportunity to own a piece of something great that they love! Equity crowdfunding basically allows anyone to easily invest in early-stage pre-IPO companies that they believe will do great things! By uniting fans of all kinds, we'll be able to shape the future of collecting and create a resource that we all love to use. As hobbyDB grows, so does our power!

Join Us on our Mission to Document 100 Billion Collectibles

The time is now if you haven't already joined the hobbyDB community!

With the collectibles universe already soaring, and primed to climb even higher, we are on a mission to be the industry's ultimate resource for anything that fans collect, from comics and trading cards to Hasbro, New York Yankees to mid-century furniture and so much more.

Take advantage of this opportunity to join more than 1,236 shareholders and our 2,000 volunteers on our quest to dominate the world of collectibles.